Filed by Nanometrics Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Commission File No. 000-13470

Subject Company: Nanometrics Incorporated

This filing relates to a planned merger (the “Merger”) between Nanometrics Incorporated (“Nanometrics”) and Accent Technologies, Inc. (“Accent”) pursuant to the Agreement and Plan of Merger and Reorganization, dated January 25, 2006, by and among Nanometrics, Alloy Merger Corporation (a wholly-owned subsidiary of Nanometrics), Accent and, solely with respect to Article IX, Sanford S. Wadler, as Stockholder Agent (the “Merger Agreement”). The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Nanometrics on February 21, 2006, and is incorporated by reference into this filing.

Nanometrics Incorporated held a conference call on February 16, 2006 to discuss its financial results for the fourth quarter and full year 2005.

Operator

Good morning and welcome to Nanometrics’ fourth quarter and full year financial results for 2005 conference call. This morning’s speakers include John Heaton, President and CEO, and Doug McCutcheon, Executive Vice President and CFO of Nanometrics. [OPERATOR INSTRUCTIONS] Listeners are referred to the legend addressing forward-looking statements contained in our press release issued last evening. In connection with the planned merger, Nanometrics and Accent will file a joint proxy statement/prospectus with the SEC. Nanometrics intends to include in such proxy statement/prospectus a resolution for shareholder approval of the issuance of Nanometrics common stock as consideration for the merger and certain other matters contemplated by the merger agreement. Accent intends to include in such proxy statement/prospectus a resolution for stockholder approval of the merger agreement and the merger and certain other matters contemplated by the merger agreement.

The joint proxy statement/prospectus will be mailed to the shareholders of Accent and Nanometrics. Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information about the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus when it is available at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics.

I will now turn the call over to Mr. John Heaton. Please proceed, sir.

John Heaton — Nanometrics — President & CEO

Great. Thanks, Cindy. And thanks for all of you joining us today on this brisk California early morning. I’m going to turn the call over to Doug McCutcheon in just a moment to discuss the financial highlights for the fourth quarter and fiscal full-year 2005, but first I want to mention some of the exciting things that I’m seeing for Nanometrics in the coming year. In last quarter’s Q3 earnings conference call, we referred to a number of things that we had seen in the Company or seen within our market, and I want to kind of go back to those for a second and just update you on those. The first was that we saw some encouraging signs from our customers. Now many of you know that Nanometrics revenues are somewhat strongly based on the memory market and the demand for both flash and DRAM products. Again, we mentioned that in the last conference call and today we are seeing encouraging signs from that market, as consumer demand for memory and flash continues.

The second was that we’ve been building a very strong financial team within the Company. As you know, there’s a tremendous amount of compliance and ongoing financial controls that need to be established within the Company, and we’ve needed to upgrade our financial team as we partake in a much more compliance-driven market. And I’m pleased to report to you today that this financial team is constantly improving, and we’re seeing the results of that in our financial statements here. The last is we talked about some of the ongoing reliability issues that we’ve had in the past. The restructuring that we’ve done within the Company, which ultimately were to improve our overall business model. So today I can report to you that we have concrete evidence that these are actually playing out here at Nanometrics.

First is that we attended the ISS conference in Half Moon Bay in January, and there was general consensus that the 2006 market was going to be strong and, in many cases, predicted that the — this market ramp would continue into 2007. So, the big message here for all of us in the semiconductor capital equipment space is that spending is up. I think you also all saw that reflected yesterday in Applied Materials results and their ongoing forecast for the future. So the message here at Nanometrics is that our order momentum is also strong. And you will see as Doug goes through the financial highlights and gives you the guidance, that we expect revenues in Q1 to be up and we expect a strong year in 2006.

Second, I wanted to talk about the — and the evidence of our improving Company here is that the financial model is significantly improved. Higher gross margins was obviously one of the outstanding parts of the Company. We talked about this a little bit for the flat panel display business that we had divested at the end of Q3. We had maintained with our customers and investors that the business model for flat panel display was not a great fit for our Company and, therefore, was a prime target for sale. So we executed on that transaction at the end of Q3, ultimately improving the overall Company’s gross margins. So what you see is a Company that has essentially lopped off a portion of its revenue and improved the profit picture for the overall Company. We believe that’s a significant improvement. Also, the ongoing fixed costs related to the engineering and such for that division, obviously, had substantial improvements on our bottom line.

And then lastly, we’re very excited about this optical — Accent Optical merger announcement. We can’t obviously go into a great deal of the details of it, because we have not filed our S-4. I can tell you that the delay is strictly caused by the need to get live documents associated with their financials for both companies for the year end. We had a window of opportunity to try to close the transaction based on Q3 numbers. We missed that window, as the announcement was delayed somewhat. So, right now our picture is that we expect to have the Accent Optical merger close sometime at the end of Q2.

As an update — general update to our business, I’d like to also comment a little bit on our legal battles. Obviously, there’s not anything substantial, or we would have put out a press release. Things are ongoing; they’re proceeding as expected. There have been no surprises for either side. We expect both of these proceedings to occur throughout 2006 and of the costs associated with those to also drop into our expense lines.

With that, I think I’ll turn it over to Doug to review the financial highlights for Q4 and the year and then give you the guidance.

Doug McCutcheon — Nanometrics — EVP & CFO

All right. Thank you, John. Yesterday we released our fourth quarter and full-year fiscal year 2005 financial statements. If you have not received them yet, you may find them on our website at nanometrics.com. First, I’d like to review the fourth quarter results. We have guided top-line revenues to be flat from 14.2 and, indeed, they were flat at 14.2. Product revenue at 11.7 and service revenue at $2.5 million for the quarter. But particularly encouraging to us was the amount of gross margin and profit that flowed through from those revenues, and I’ll talk to those in minute. First, just to give you a little — the geographic and channel breakdown of the revenues. Geographic revenues the United States was 43%. Japan was 41%, which is quite a significant increase from the historical pattern, very strong quarter in Japan. Korea was 12%, with Taiwan at 3%, and other at 1%. By channel, the revenues — the stand-alone systems were 33% of revenue, down from 40% in the previous quarter. Integrated metrology was 41%, up from 39% in the previous quarter. Table tops systems had a big increase in the quarter at 8%, up from 3% in the prior quarter. And service was about constant, at 18% of total revenue.

So now back to — back to margin. We’re very pleased to report that our product gross margin increased by 12 percentage points from 47% to 59% in the quarter, this is — on flat revenues. This is due to a number of — a number of reasons, including the cost reduction programs and — and such that we implemented late in the latter part of last year. I will comment that there are a couple of unusual sales in that number of used equipment that was highly depreciated, which caused the number to be a little higher than it might normally be. But, as those of you who follow us closely, know we have stated our target margin is 60%, and so being at 59% here is very gratifying and we look forward to continuing the trend of improvement there. Because of those unusual systems, the two used system that were highly depreciated, one might expect the margin to decline slightly in the following quarter. But we believe that will be roughly offset by the increased volume, the increased revenue in Q1 and so, margins will be relatively in the same space, going forward.

Service margin was negative 14%, which was a little bit of a retrenchment from last quarter’s negative 7%. Service revenues were up slightly by just under $100,000 in the quarter, but service costs were up by a greater amount. So again as we’ve stated, we intend to hold service costs relatively flat, while we diligently endeavor to increase our service revenues and drive that service margin positive, with our target being 20%. So our blended margins for the quarter is up from 38% to 46%, or up eight percentage points for the — for the quarter.

Moving on to operating expenses, the R&D expense line declined by nearly $900,000, quarter-to-quarter sequential. I’d like to comment on that decline. We had — we had predicted that the R&D line would decline by something on the order of $500,000, due to the sale of the flat panel display business to Toho. Indeed, it did. By nearly $600,000, the number did decline. There is also an unusual one-time item in that R&D line this quarter. We received an R&D credit from the government in Korea of $334,000 that was recognized as a credit to the R&D expense in the quarter, and so that should be considered a one-time item. And so, adding that back in to the $2.4 million number in the quarter, you would get an effective current runrate for R&D of something like $2.7 to $2.8 million. Sales and marketing at $2.6 million, pretty in line with the recent trends. Last quarter had some unusual credits, so the current numbers should be considered roughly in line with a runrate.

The one disappointment there is — on the P&L is the SG&A line, increasing by nearly $800,000 sequentially to $4.1 million. This has nothing to do with the base runrate within the SG&A line. We are controlling costs very carefully. This is entirely due to the SOX 404 compliance work, which hit a peak in total costs associated with SOX was slightly over $1 million in the quarter, and that’s a major contributor to that number. In addition, our litigation — patent litigation expenses were just under $700,000 for the quarter, up from approximately $300,000 last quarter. This is a number that is very hard to predict. It will change each quarter, as each of our two patent litigation cases goes into a different — into a different phase. In addition, because of the recent heavy accounting activity with the restatement of the 2004 10-K and the first part of the 2005 10-Q’s, we incurred very heavy accounting activity. And there was an additional audit accrual of $200,000 in that number. And so, recapping, with SOX at $1 million, litigation at $700,000, and the additional accrual at $200,000, that’s $1.9 million of additional sort of non-normal operating elements that are in that $4.1 million. So you can see our base SG&A is more like $2.2 million, very close to our target percentage levels.

Even with this very high spending, our operating expenses were at $9.1 million in total, versus $9 million in Q3, which I believe is evidence of the careful cost reduction activities that we are continuing to pursue. Other income and expense remained essentially flat at about $300,000 income from our investments. And so, on flat revenue, we reduced our loss from $3.4 million to $2.1 million net-net, or on a GAAP basis from $0.26 loss to $0.16 loss on flat revenue. As John indicated, we’re going to guide for increased revenue and I think you can now see the leverage in the business model.

Turning to the balance sheet, cash declined by just over $1 million in the quarter, from $46.5 million to $45.4 million, consistent with the loss. Our accounts receivable were just up a tiny smidge, 18.7 to 19. And inventories also up, as we buy for the ramp that we — that we are seeing. We’re also shipping into that ramp and deferred revenue increased about $800,000 — $700,000, from $2.7 million to $3.4 million.

As you know, we have very little debt on the balance sheet. It consists purely of a Japanese commercial bank loan, and that declined from $3.6 million to $3 million in the quarter. For those of you that do your cash flow analysis, depreciation in the quarter was $600,000 and capital expenditures were $292,000 in the quarter. Regarding headcount, our headcount decline from 305 at the end of Q3 to 294 at the end of Q4. This decrease in headcount by 11 people is the net effect of approximately 20 people leaving the Company in connection with the sale of the flat panel display business to Toho, offset by the addition of nine net employees in the core business. I would like to provide you with an update of the filing of the 10-KA for our fiscal 2004 and the two 10-QA’s for each of the first two quarters of fiscal 2005. We have completed preparation of these amended reports, and believe now that we should have the necessary sign-offs to file them in the next week or so.

Now onto our expectations for the first quarter ending April 1, 2006. As John has discussed, the bookings momentum during the fourth quarter and continuing on into the first quarter is quite strong. Therefore, it is expected that the Company will return to sales growth in the first quarter. It is our expectation that the Company’s revenue in the first quarter will increase sequentially by 15 to 20% from the fourth quarter levels.

That concludes my remarks. Operator, you may now poll for questions.

Operator

Thank you, sir. [OPERATOR INSTRUCTIONS] And your first question comes from the line of Avinash Kant from Canaccord Adams. Please proceed.

Avinash Kant — Canaccord Adams — Analyst

Good morning, John and Doug.

Good morning, Avinash.

Avinash Kant — Canaccord Adams — Analyst

I had a few quick questions. You did talk about revenue growth. Now I just wanted to get to understand the model a little bit better. I believe on the margin perspective, the gross margins, you said, could likely be flat from what it was in the December quarter?

Doug McCutcheon — Nanometrics — EVP & CFO

Percentage-wise, yes.

Avinash Kant — Canaccord Adams — Analyst

Right. And are you going to give us some idea of about what kind of tax rate should we be thinking about in calendar ‘06 or maybe next quarter?

Doug McCutcheon — Nanometrics — EVP & CFO

Regarding tax rate, you know, that’s always a tricky question because we operate in so many geographies and every geography has to, you know, have its own rate. Obviously, we have substantial NOL’s here in the United States to shelter our income. But I think — I think in general, you can — you can use a very modest rate of — you know, something in the 5% area as a baseline and it would vary from that, depending on where the profits are.

Avinash Kant — Canaccord Adams — Analyst

Okay. And on the litigation front, you said your expenses were up strongly in the quarter, I think $700,000. Now, what would be the case in the last quarter?

John Heaton — Nanometrics — President & CEO

Well, it’s kind of impossible to predict, Avinash, because these things go through cycles, discovery phases and it’s very, very difficult to predict when you’re going to put a lot effort into any one of the cases. So, obviously, the Nova patent litigation has proceeded on a — more of a fast track than the KLA one. We haven’t gotten to the discovery phase with KLA, yet. So most of the expenses, frankly, are going into — or a large percentage of them are going into the Nova case right now. As we’ve maintained along, we believe the Company is clearly not violating any valid claims, and believe we’re putting a strong defense up for those, and it’s impossible for us to predict where the expenses will fall at any one time. You know, I think modeling flat is a perfectly safe thing to do because, you know, the activity goes on and both of these are relatively active programs within the Company.

Avinash Kant — Canaccord Adams — Analyst

Okay. Of course, changing the subject a little bit, any idea about the time line in terms of filing the S-4 and everything for the Accent Optical?

John Heaton — Nanometrics — President & CEO

We said, we had a small window of opportunity to get the registration on file and the numbers. We would not have been able to get the S-4 live before the numbers went stale, so we were forced to have both companies complete their year-end financial audits. Obviously, we have done that here at the Company. Private companies operate a little bit differently, and have a little bit of a longer time line to get the audits done. Obviously, public companies the first — are first in line with the audit firms. So, therefore, we expect — and also because of the — the Accent Optical has a significant operation in the UK and those, in general, are a little bit of a different time line than the U.S.-based firms. So we expect and we hope to have both companies financial audits dropped into the S-4 mid-March and some small period of time after that, get it on file with the SEC.

So we’re thinking mid, late March for the S-4. In which case we can speak to — and this is — I mean, one of the concerns that we always have, you can not go very far with conversations about the combined company. We need to operate independently as part of the rules of the SEC, and we’re very much complying with that. And, you know, it’s very difficult for us to speak, really, about Accent very much, other than we’re very optimistic about their products and technology and their position with customers. We do have an ongoing conversation with them and, you know, I think they’re seeing the same kinds of business ramp that we are seeing, as well. And we think it’s very encouraging for the combined company.

Avinash Kant — Canaccord Adams — Analyst

John, would you be able to give us some idea about what was the percentage of revenue contribution from memory customers in the quarter?

John Heaton — Nanometrics — President & CEO

I don’t have that, but I think it has to fall within traditional lines. You know, I think it’s probably 60 or 70% of our revenue. It’s — as you know, 30, 35% of our revenue’s derived from integrated, and they — we sell to Applied Materials and Ebara, and we don’t always know which systems we ship during the quarter go to which customers, specifically. We just get called in to installations, so there’s some time lag. So, it’s not really within our capabilities to find out exactly what the percentage of memory customers, but it’s a large percentage. As we said, we’re heavily leveraged on memory. We have a great historical presence in the market, and that’s especially in the Korean area of the world. Japan has also been very good for memory for us, as well as some in Taiwan.

Avinash Kant — Canaccord Adams — Analyst

And I believe you did say that you did see some down tick sequentially on the stand-alone side, but integrated was up. Is that correct?

Doug McCutcheon — Nanometrics — EVP & CFO

Yes, that is correct. But, as you know, the stand-alone business, with relatively high priced — higher-priced equipment is smaller volume. It can have — it can have that kind of lumpiness, so I wouldn’t put much credence in a downtrend. Certainly is — in the Q1 is forecasted to come back strongly.

John Heaton — Nanometrics — President & CEO

Another thing, Avinash, is that — obviously, we dropped out any flat panel display, which has been — traditionally been stand-alone, so that part of the business not being part of our Company in Q4 contributed to that change in percentage.

Avinash Kant — Canaccord Adams — Analyst

I see. So, in the Q1 guidance that you have, do you have both of them coming back, sequentially?

Doug McCutcheon — Nanometrics — EVP & CFO

Yes. Both are increasing.

John Heaton — Nanometrics — President & CEO

Yes. Both are increasing.

Avinash Kant — Canaccord Adams — Analyst

Perfect. Thank you so much.

Operator

And your next question comes from the line of Ray Brasha from WR Hembrecht. Please proceed with your question.

Ray Brasha — WR Hembrecht — Analyst

Good morning, and thank you for taking my call. Just want to make sure, you can hear me, right?

John Heaton — Nanometrics — President & CEO

Yes, indeed, Ray.

Ray Brasha — WR Hembrecht — Analyst

First of all, I want to really congratulate you on the numbers, and I think more so on a very lucid explanation of what happened in the quarter. I think this is very helpful to the investors. I think most of us are very appreciative of that. My first question is around your bookings. I know you don’t give out a number, but could you qualitatively talk about the magnitude of the upturn here? What you have seen? We had Applied Materials comment with pretty bullish numbers last night, and they are a major customer. If you — I mean, is it safe to assume that you have seen something similar to them in terms of bookings momentum?

John Heaton — Nanometrics — President & CEO

Yes.

Ray Brasha — WR Hembrecht — Analyst

Okay. And then following that, I actually wanted to get into your product. Could you give us an update on what kind of traction you’re seeing with the Atlas® tool? You had a decline in your stand-alone business this past quarter. How is that doing and how is Orion doing in the field?

John Heaton — Nanometrics — President & CEO

Well, the update is quite good, frankly. I think the reason that we saw some pause or softening for stand-alone was purely driven by timing by our customers, and had really nothing to do with the customer acceptance of the product. I can assure you that the product is selling well today. We are at an all-time kind of high demand for this product from our perspective. If we look and go back to the question of bookings, that part of our business is very strong right now, as both the Koreans and Japanese continue to do the expansion. So, the demand that we see very visible within the Company is for the demand for the stand-alone product, and we believe that we’re very well competitively placed, because we have been designed into [indiscernible] facilities. And we go back to these design-in cycles over and over again. Market share changes occur very slowly in our sector, and it takes a significant amount of digestion time in order to get your product accepted within these facilities, and when the ramp comes, the customers do not have the ability to do flip-flopping on vendoring. So what we see in general is that if you were designed in with those customers previously, if they are doing expansion, they have a tendency to buy your equipment first. So, I think we’re very much benefiting from that and we have certainly seen a significant improvement in the product performance and reliability. You will see that continuing into the P&L statement, as we go through 2006.

Ray Brasha — WR Hembrecht — Analyst

Okay.

Doug McCutcheon — Nanometrics — EVP & CFO

Also, Ray, with regard to our new Atlas® M, the metrology — the mask tool, we have received multiple orders from a major Japanese customer for that new tool with further orders on the horizon. So very exciting.

Ray Brasha — WR Hembrecht — Analyst

That’s great news. Any specific update on the Orion acceptance, or lack thereof?

John Heaton — Nanometrics — President & CEO

No, we have — we did receive acceptance, I believe in Q3 reported that to you. And we have now received significant demand for that product with the same customer. So, 2006 is undoubtedly going to be a great year for our Korean operation. And I think, if you also can assume that the Accent Optical merger goes through, one can look at the product portfolio we will have in their overlay. And one has to say that we will have a significant presence in the overall overlay market, with significant new customers and penetration into virtually all of the top tier semiconductor players. So Orion and potential Accent Optical overlay, under our umbrella, will be a very good story for the Company in 2006.

Ray Brasha — WR Hembrecht — Analyst

That’s great. Now if I can just quickly switch over to your operating expenses. Doug, you mentioned that your based G&A’s around $2.2 million. Should we assume that that’s going to be the case starting from the March quarter onwards, or is there going to be any lingering expenses in this quarter?

Doug McCutcheon — Nanometrics — EVP & CFO

Well, I am continuing to build my organization, so there could be some small increases in the base level, but certainly nothing — nothing major, at all. And nothing approaching the revenue growth rate that we are — that we are expecting. And, so, as percentage of revenue, the base should clearly continue to decline, you know, toward our target levels. But, again, we are still going to have SOX work, although the SOX work should decline from that $1 million level in the current quarter. It is still going to be large in Q1, because we are completing our testing phase, but byQ2, should clearly fall off to more of a maintenance level. And as John explained, litigation is a wild card.

Ray Brasha — WR Hembrecht — Analyst

When you say that SOX is going to remain large in Q1, is it — you know, is $500,000 sort of a reasonable number to be looking at?

Doug McCutcheon — Nanometrics — EVP & CFO

I would think so. I would think in that range of $500,000 to $600,000.

John Heaton — Nanometrics — President & CEO

So you can see, Ray, what happens in the SOX work in the cycle of that goes through. The Q4 was the documentation phase, where we took our processes and we put them to paper. And so everyone can understand them. Q1 is the testing phase, so theoretically, there should be fewer folks and it should be dropping nickels into a process and getting the nickel at the other side. Hopefully that’s going to happen, and the expenses will remain low. It’s only when you run into significant revisions or issues that come through the testing as you test the processes that could add additional expenses. But I think, as Doug says, we should see a tapering off, and then probably towards Q3, some increase again, based on the acquisitions and the need to bring our acquisitions up to the same levels and implement our processes within those firms.

Ray Brasha — WR Hembrecht — Analyst

That’s very helpful. And, you know, my last couple of quick questions would be first around the gross margin. You had great numbers, especially on the product side. I think it was the highest in four years if the numbers I have are correct. You did mention about two used equipment. Without those two used equipment, what would your product gross margin have been?

Doug McCutcheon — Nanometrics — EVP & CFO

They had about a 1.5 percentage point impact.

Ray Brasha — WR Hembrecht — Analyst

Okay. Doesn’t seem like a whole lot, then?

Doug McCutcheon — Nanometrics — EVP & CFO

Right.

Ray Brasha — WR Hembrecht — Analyst

And the last question I had was around options expensing. Starting in Q1 of this quarter, how much of this expense will be flowing through your P&L?

Doug McCutcheon — Nanometrics — EVP & CFO

Yes, as you can see from the footnotes that we have provided in historical financials, our options expense is on the order of a magnitude of $800,000 to $900,000 a quarter.

Ray Brasha — WR Hembrecht — Analyst

Okay, and do you think that’s going to be consistent throughout ‘06?

Doug McCutcheon — Nanometrics — EVP & CFO

Well, it will probably increase when we have the — when we close the Accent transaction, because of the additional options being assumed and granted with that. Don’t have a sizing on that, yet.

Ray Brasha — WR Hembrecht — Analyst

Well, thank you so much for your very helpful answer.

Doug McCutcheon — Nanometrics — EVP & CFO

Thanks, Ray.

Operator

[OPERATOR INSTRUCTIONS] Your next question comes from the line of Rehan Syed from SG Cowen. Please proceed.

Martin Teng — SG Cowen — Analyst

This is Martin Teng for Rehan Syed, I just have one quick question. So what is your estimate for break even now?

John Heaton — Nanometrics — President & CEO

That’s a great question, and I think if you just look at Q4 numbers, Martin, you would see — if we took the expense for the SOX and the expense for the litigation out, we’d be almost break even at our current revenue levels. But I think — I mean, it was very close. If we had $2 million of expenses and a $2 million loss, you can look at it and say we’ve made a substantial — I guess the point is we made a substantial improvement to the overall financial conditioning of the Company from the P&L stand point. Doug can speak to, you know, what he believes the break even is today.

Doug McCutcheon — Nanometrics — EVP & CFO

Yes, we have previously said that we think that, with the disposition of the flat panel display business, that we’re at $17 million a quarter is our break even. And I think, as John said, we’re a little even below that now but, of course, we had things like these used machines and the R&D credit, and things like that. So, let’s just hold our — hold our previous statements that our current break even is about $17 million a quarter.

Martin Teng — SG Cowen — Analyst

Okay. Thank you very much.

Operator

[OPERATOR INSTRUCTIONS] And there are no other questions in the queue, so I’ll turn it back to our speakers for any closing remarks.

John Heaton — Nanometrics — President & CEO

Great. Thanks, Cindy, and thank you all today for joining us on the conference call. We look forward to updating you in the new term. Thanks very much.

Operator

Thank you for your participation in today’s conference. This concludes the presentation and you may now disconnect your lines. Have a great day.

Additional Information and Where To Find It

In connection with the planned merger (the “Merger”) between Nanometrics Incorporated (“Nanometrics”) and Accent Optical Technologies, Inc. (“Accent”) pursuant to the Agreement and Plan of Merger and Reorganization dated January 25, 2006 (the “Merger Agreement”), by and among Nanometrics, Alloy Merger Corporation (a wholly-owned subsidiary of Nanometrics), Accent and, solely with respect to Article IX, Sanford S. Wadler, as Stockholder Agent, Nanometrics and Accent will file a joint proxy statement/prospectus. Nanometrics intends to include in such proxy statement/prospectus a resolution for shareholder approval of the issuance of Nanometrics common stock in consideration for all the outstanding shares of Accent capital stock and the rights to acquire Accent capital stock (the “Share Issuance”), and certain other matters contemplated by the Merger Agreement. Accent intends to include in such proxy statement/prospectus a resolution for stockholder approval of the Merger Agreement and the Merger and certain other matters contemplated by the Merger Agreement. The joint proxy statement/prospectus will be mailed to the shareholders of Accent and Nanometrics. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission (“SEC”) by Nanometrics and Accent. Investors and security holders may obtain a free copy of the joint proxy statement/prospects (when it is available) and other documents filed by Nanometrics with the SEC at the SEC’s web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Nanometrics by directing a request to Nanometrics, Inc., 1550 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, Telephone: (408) 435-9600 or by sending an email request to investors@nanometrics.com.

Nanometrics and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Nanometrics’ and Accent’s shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such officers and directors is included in Nanometrics’ Proxy Statement for its 2005 Annual Meeting of Shareholders filed with the SEC on August 4, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nanometrics by directing a request to Nanometrics Incorporated, 1550 Buckeye Drive, Milpitas, California 95035, Attention: Investor Relations, Telephone: (408) 435-9600 or by sending an email request to investors@nanometrics.com.

Accent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Accent’s and Nanometrics’ shareholders with respect to the transactions contemplated by the Merger Agreement. Information regarding such Accent directors and executive officers and their interests in the Merger will be included in the joint proxy statement/prospectus.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, such as statements regarding the expected cost savings, impact of the Merger on operating results of the combined company, market position of the combined company and product portfolio of the combined company. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. In any forward-looking statement in which Nanometrics expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Nanometrics and Accent businesses will not be integrated successfully; Nanometrics’ ability to achieve the cost savings and cash earnings expected, costs related to the Merger; failure of the Nanometrics shareholders to approve the Share Issuance, failure of the parties to satisfy various closing conditions, the inability of Nanometrics to achieve the market position anticipated and other economic, business, competitive and/or regulatory factors affecting Nanometrics’ and Accent’s businesses generally, including those set forth in Nanometrics’ filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year, especially in the Management Discussion and Analysis section, its most recent Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. All forward-looking statements included in this communication are based on information available to Nanometrics on the date hereof. Nanometrics undertakes no obligation (and expressly disclaims any such obligation) to update forward-looking statements made in this communication to reflect events or circumstances after the date of this communication or to update reasons why actual results could differ from those anticipated in such forward-looking statements.